UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

Alico, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

016230104
(CUSIP Number)

November 15, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 016230104	SCHEDULE 13G	Page 2 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brian J. Higgins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 514,287
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 514,287
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 514,287
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.89%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 016230104	SCHEDULE 13G	Page 3 of 6

ITEM 1.	(a)	Name of Issuer:

Alico, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

10070 Daniels Interstate Court, Suite 100 Fort Myers, FL 33913

ITEM 2.	(a)	Name of Person Filing: Brian J. Higgins (the “Reporting Person”)

	(b)	Address of Principal Business Office, or if none, Residence:

299 Park Avenue, 40th Floor New York, NY 10171

	(c)	Citizenship: USA

	(d)	Title of Class of Securities:

See cover page

	(e)	CUSIP Number:

See cover page

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[__] A Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[__] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	[__] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 016230104	SCHEDULE 13G	Page 4 of 6

ITEM 4.	OWNERSHIP.

The shares of Common Stock reported on this Schedule are directly owned by 208 Florida Holdings, LLC, of which the Reporting Person is the sole member.

The percentage beneficial ownership reported in Item 11 of the cover page to this Schedule was calculated based on 7,469,513 shares of Common Stock outstanding, as reported in the Issuer’s quarterly report on Form 10-Q for the period ended June 30, 2019, adjusted for a stock repurchase subsequent to August 6, 2019.

	(a)	Amount beneficially owned: See row 9 of cover page

	(b)	Percent of class: See row 11 of cover page

	(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See row 5 of cover page

(ii) Shared power to vote or to direct the vote: See row 6 of cover page

(iii) Sole power to dispose or to direct the disposition of: See row 7 of cover page

(iv) Shared power to dispose or to direct the disposition of: See row 8 of cover page

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 4.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

See Item 4

CUSIP No. 016230104	SCHEDULE 13G	Page 5 of 6

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 016230104	SCHEDULE 13G	Page 6 of 6

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  November 15, 2019

/s/ Brian J. Higgins
Name: Brian J. Higgins